Exhibit 99.19

LETTER OF CONSENT

Tamer Dincer, MAusIMM
Principal Consultant, Stawell Gold Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Revised Mineral Resource and Mineral Reserves as at June 30, 2008, Stawell Gold Mines, Victoria Australia" dated October 21, 2008 (the "Technical Report") in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation, which is included in the Annual Report.

March 30, 2009

By: /s/ Tamer Dincer Tamer Dincer MAusIMM Principal Consultant, Stawell Gold Mine Mining Solutions Consultancy